Exhibit 1.01

Conflict Minerals Report of Palo Alto Networks, Inc.

in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of Palo Alto Networks, Inc. (“Palo Alto Networks”) for calendar year 2015 is presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined within this Report.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the “Covered Countries”). The minerals subject to Rule 13p-1 are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals. Due to our limited ability to determine the source and chain of custody of Conflict Minerals necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.

PART I. Due Diligence Process

Palo Alto Networks has determined that components in its enterprise security hardware products, including its next-generation hardware firewall products, contain Conflict Minerals and that such Conflict Minerals are necessary to the functionality of such products. Accordingly, Palo Alto Networks was required to undertake an inquiry with respect to Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals are from recycled or scrap sources. Based on this reasonable country of origin inquiry, Palo Alto Networks knows or has reason to believe that some Conflict Minerals are sourced in the Covered Countries and are not from recycled or scrap sources.

The Palo Alto Networks Conflict Minerals Policy sets forth the company’s commitment to human rights around the world, as well as Palo Alto Networks’ commitment to excluding the usage of Conflict Minerals originating from high-risk smelters in the Covered Countries in its products and the company’s efforts to continue to develop methods, implement tools and adopt procedures in line with the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Framework”), an internationally recognized due diligence framework. The Palo Alto Networks Conflict Minerals Policy may be found at: http://investors.paloaltonetworks.com/phoenix.zhtml?c=251350&p=irol-govhighlights.

As a company that relies solely on third-party contract manufacturers to build its products, Palo Alto Networks is several levels removed from the mining, smelting or refining of Conflict Minerals. Palo Alto Networks does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries. As a result, Palo Alto Networks must rely on its third-party contract manufacturers and their suppliers to provide information regarding the source of Conflict Minerals that are necessary to the functionality or production of its enterprise security hardware products. Palo Alto Networks believes that the smelters and refiners of Conflict Minerals are best situated to identify the source and chain of custody of the Conflict Minerals, and therefore the company has endeavored to identify those smelters and refiners in the company’s supply chain in an effort to obtain information regarding the sources and chain of custody of the Conflict Minerals from those smelters and refiners.

As part of its contract manufacturer selection process, Palo Alto Networks engages in a review of each potential contract manufacturer’s supply chain policies and procedures. Palo Alto Networks looks to its contract manufacturers to have an established system of control and transparency over their mineral supply chain. Further, Palo Alto Networks has regularly communicated with its contract manufacturers and suppliers regarding the need for Rule 13p-1 compliance. Accordingly, in 2015 the Company introduced a scorecard which grades the Company’s top spend suppliers on their Conflict Minerals compliance efforts.

Palo Alto Networks’ primary contract manufacturer, Flextronics International USA, Inc. (“Flextronics”), supports the purpose of Rule 13p-1, is subject to Rule 13p-1, and has partnered with the Electronics Industry Citizenship Coalition / Global sustainability Initiative (“EICC/GeSI”) team to collaboratively develop an industry standard to collect the sourcing information related to Conflict Minerals. Flextronics has made available a supplier quality resource center, which includes its Conflict Minerals Policy, found at the following website http://www.flextronics.com/supplier/supplierquality/default.aspx

Palo Alto Networks, with the assistance of Flextronics, undertook due diligence measures to determine the source and chain of custody of the Conflict Minerals that are necessary to the functionality or production of Palo Alto Networks’ enterprise security hardware products that originated or may have originated in the Covered Countries. Palo Alto Networks designed its Conflict Minerals due diligence measures to conform, in all material respects, to the OECD Framework.

During the reporting period for this Report, Palo Alto Networks’ due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template (“EICC/GeSI Templates”) to identify the smelters and refiners;

-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter Program for Conflict Minerals.

Flextronics sent out surveys on behalf of Palo Alto Networks to the 162 suppliers identified in its due diligence efforts. Flextronics received valid responses from 121 suppliers, providing a 75% response rate.

Based on the results of the assessment described above, Flextronics followed-up with the suppliers surveyed, to the extent possible, on missing and inconsistent information. Additional supplier contacts were conducted to address issues, including implausible statements regarding no presence of the Conflict Minerals, incomplete data on EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated a sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research. In addition, Palo Alto Networks followed-up on cases where a supplier stated a smelter or refiner does not source from the Covered Countries, but the sourcing location (country of mine origin) is not a known reserve for the given metal.

In addition to the steps discussed above, Palo Alto Networks has:

•	Familiarized key personnel with the requirements of Rule 13p-1.
•	In 2015, joined and participated in the Silicon Valley Conflict Minerals Forum.
•	In 2015, joined and attended the Conflict-Free Sourcing Initiative (“CFSI”) annual conference.
•	In 2015, joined and participated in the Conflict Minerals Due Diligence Practices Team within CFSI.
•	In 2015, engaged a third party consultant to assist in assessing and designing the Company’s future conflict minerals plan and compliance roadmap.

Findings and Conclusions

As a result of the due diligence efforts described above, Palo Alto Networks determined in good faith that it did not have sufficient information to enable it to determine whether Conflict Minerals necessary to the functionality or production of its enterprise security hardware products may have been sourced from the Covered Countries or from recycled or scrap sources. Palo Alto Networks makes this determination due to a lack of information from its suppliers to determine the source and chain of custody of Conflict Minerals throughout the supply chain.

Future Steps

Palo Alto Networks is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. In the next compliance period, Palo Alto Networks, with the assistance of Flextronics, intends to make a good faith effort to increase the response rate of its suppliers and obtain a definitive determination of its status and to further mitigate the risk that necessary Conflict Minerals do not benefit armed groups. Palo Alto Networks also intends to make reasonable efforts, in coordination with Flextronics, to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence.

Independent Private Sector Audit

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

Forward Looking Statements

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, relating to continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework, efforts to increase the response rate of our suppliers and obtain a definitive determination of its status and to further mitigate the risk that necessary Conflict Minerals do not benefit armed groups, as well as our intentions to make reasonable efforts to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence, and are based on management’s current expectations or beliefs. Forward-looking statements are not guarantees of future performance and are subject to a number of uncertainties and other factors that may be outside of the company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. The company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

PART II. Smelter and Refiner CFSP Compliance

As part of the due diligence process that Palo Alto Networks undertook, with the assistance of Flextronics, it collected information regarding the number of smelters and refiners that were in compliance with the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program (the “CFSP”) or were otherwise in process with the CFSP. The CFSP is a voluntary initiative in which an independent third party audits smelter procurement and processing activities and determines if the smelter has provided sufficient documentation to demonstrate with reasonable confidence that the minerals it processed originated from conflict-free sources. A summary of the percentage of known smelters and refiners for each Conflict Mineral that may be in the Palo Alto Networks supply chain and whether such smelters and refiners are CFSP compliant or otherwise in process with the CFSP is provided below:

•	83% (103/124) of known Gold smelters or refiners that may be in our supply chain are CFSP compliant, active in the CFSP, or in communication with the CFSP;
•	96% (45/47) of known Tantalum smelters or refiners that may be in our supply chain are CFSP compliant or active in the CFSP;
•	96% (70/73) of known Tin smelters or refiners that may be in our supply chain are CFSP compliant, active in the CFSP, or in communication with the CFSP; and
•	90% (39/43) of known Tungsten smelters or refiners that may be in our supply chain are CFSP compliant, active in the CFSP, or in communication with the CFSP.